VIA ELECTRONIC TRANSMISSION

May 1, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LONCOR RESOURCES INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on April 30, 2018 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1 Proxy - Registered Shareholders

2 Voting Instruction Form - NOBOs

3 Notice of Meeting and Management Information Circular

4 Proxy Return Envelope

Yours truly,
TSX Trust Company

''Rosa Vieira''
Senior Relationship Manager
Rosa.Vieira@tmx.com

301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com